UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The board of directors (“Board”) of SMX (Security Matters) PLC (the “Company”) appointed Tan Cheong Hwai, Richard G. Hayes, newly appointed directors of the Company, and Pebble Sia Huei-Chieh, to fill the vacancies on the Company’s audit committee, with Richard G. Hayes appointed as the chairperson. Each member of the Company’s audit committee qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules.

Additionally, the Board also appointed Tan Cheong Hwai, Richard G. Hayes, newly appointed directors of the Company, and Pebble Sia Huei-Chieh, to fill the vacancies on the Company’s compensation committee, with Pebble Sia Huei-Chieh appointed as the chairperson. Such members qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No.: 333-294122).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 13, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer